UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

FURIEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36106P101

(CUSIP Number)

R. Todd Joyce

President

Forest Laboratories, LLC

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew Ment, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

July 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36106P101	Page 2 of 10

1	Names of reporting persons FOREST LABORATORIES, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0*
	8	Shared voting power 0*
	9	Sole dispositive power 0*
	10	Shared dispositive power 0*
11	Aggregate amount beneficially owned by each reporting person 0*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) OO

*	See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 36106P101	Page 3 of 10

1	Names of reporting persons ACTAVIS PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0*
	8	Shared voting power 0*
	9	Sole dispositive power 0*
	10	Shared dispositive power 0*
11	Aggregate amount beneficially owned by each reporting person 0*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person (see instructions) OO

*	See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 36106P101	Page 4 of 10

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on May 6, 2014 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). The Original 13D was filed by Forest Laboratories, Inc., a Delaware corporation. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended and restated to read in its entirety as follows:

“(a) This Schedule 13D is being filed by Forest Laboratories, LLC, a Delaware limited liability company (“Forest”) and successor to Forest Laboratories, Inc., a Delaware corporation (“Old Forest”), as a result of the Actavis Mergers (as defined below), and Actavis plc, a company incorporated under the laws of Ireland (“Actavis” and, together with Forest, the “Reporting Persons”). Actavis is the direct parent of Tango US Holdings Inc., a Delaware corporation (“Holdco”), which is the direct parent of Forest. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 7.

(b) The principal business address and telephone number of Forest is Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054 and (862) 261-7000. The principal business address and telephone number of Actavis is 1 Grand Canal Square, Docklands, Dublin 2, Ireland and (862) 261-7000.

(c) As described in Item 4 below, Actavis acquired Old Forest on July 1, 2014 and Forest (as successor to Old Forest) acquired Furiex on July 2, 2014. Following the Actavis Mergers (as defined below) and the acquisition of Furiex, Actavis is a unique specialty pharmaceutical company focused on developing, manufacturing and commercializing high quality affordable generic and innovative branded pharmaceutical products for patients around the world.

(d)-(e)-(f) The directors and executive officers of the Reporting Persons, and their respective business addresses, present principal occupations or employment and countries of citizenship are set forth in Schedule A hereto. During the last five years, neither of the Reporting Persons has, and to the best of Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is amended and restated to read in its entirety as follows:

“On July 2, 2014, Forest consummated the acquisition of Furiex through the merger of Merger Sub (as defined below) with and into Furiex. Furiex is the surviving corporation in the Merger (as defined below) and is a wholly owned subsidiary of Forest and an indirect wholly owned subsidiary of Actavis. The aggregate Cash Consideration (as defined below) payable in connection with the Merger is approximately $1.1 billion, together with an aggregate of up to $360 million payable pursuant to the CVRs (as defined and described below). Forest funded the payment of the Cash Consideration from a combination of cash on hand and the proceeds received from the Royalty Sale (as defined below).

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

SCHEDULE 13D

CUSIP No. 36106P101	Page 5 of 10

Item 4.	Purpose of Transaction

The text preceding the heading “Stockholder Voting Agreement” in subsection (a)-(b)-(c)-(d)-(e)-(f)-(g) of Item 4 of the Original 13D is amended and restated to read in its entirety as follows:

“(a)-(b)-(c)-(d)-(e)-(f)-(g) In accordance with the terms of the Agreement and Plan of Merger, dated as of February 17, 2014, by and among Actavis, Holdco, Tango Merger Sub 1 LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdco (“Tango Merger Sub 1”), Tango Merger Sub 2 LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdco (“Tango Merger Sub 2”), and Old Forest, on July 1, 2014, Actavis acquired Old Forest through the merger of Tango Merger Sub 1 with and into Old Forest, with Old Forest being the surviving entity (the “First Actavis Merger”), immediately followed by the merger of Old Forest, as the surviving entity of the First Actavis Merger, with and into Tango Merger Sub 2, with Tango Merger Sub 2 being the surviving entity (the “Second Actavis Merger” and, together with the First Actavis Merger, the “Actavis Mergers”). Following the Actavis Mergers, Tango Merger Sub 2 changed its name to Forest Laboratories, LLC.

In accordance with the terms of the Agreement and Plan of Merger, dated as of April 27, 2014 (the “Merger Agreement”), by and among Forest (as successor to Old Forest), Royal Empress, Inc., a Delaware corporation and a wholly owned subsidiary of Forest (“Merger Sub”), and Furiex, on July 2, 2014, Merger Sub merged with and into Furiex (the “Merger”), with Furiex surviving as a wholly owned subsidiary of Forest and an indirect wholly owned subsidiary of Actavis (the “Surviving Corporation”). The Merger Agreement is described below and attached as Exhibit 1 hereto. In connection with the Merger Agreement, Forest (as successor to Old Forest) is a party to the Voting Agreement described below and attached as Exhibit 2 hereto and the Revenue Rights Purchase Agreement described below and attached as Exhibit 4 hereto. Immediately prior to the effective time of the Merger, Forest entered into the CVR Agreement described below and attached hereto as Exhibit 3.

Agreement and Plan of Merger

At the effective time of the Merger, each share of Furiex common stock (each such share, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Furiex, Forest, Merger Sub or any wholly owned subsidiary of Forest or Furiex, which were cancelled without payment, and Shares owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal with respect to such Shares) was converted automatically into the right to receive (i) an amount in cash equal to $95.00 without interest and less any applicable withholding taxes (the “Cash Consideration”) and (ii) one contractual contingent value right (each such right, a “CVR”), which represents the right to receive a contingent payment of up to $30.00 per Share upon the achievement of one of certain milestones set forth in the CVR Agreement (the “CVR Consideration” and, together with the Cash Consideration, the “Merger Consideration”). As of the effective time of the Merger, each Share was automatically cancelled and ceased to exist.

Under the Merger Agreement, each option representing the right to acquire Shares that was outstanding and unexercised immediately prior to the effective time of the Merger was cancelled in exchange for (i) a cash payment (without interest and less any applicable withholding taxes) equal to the number of Shares subject to such option multiplied by the amount by which the Cash Consideration exceeds the per share exercise price applicable to such option and (ii) one CVR multiplied by the total number of Shares subject to such option. Each share of Company restricted stock outstanding immediately prior to the effective time of the Merger became fully vested at the effective time of the Merger and was converted into the right to receive the Merger Consideration.

At the effective time of the Merger, each share of common stock of the Merger Sub was converted into one share of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on July 2, 2014, Forest became the direct owner of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation, and Actavis and Holdco each became the indirect owner of such shares.

In connection with the Merger, the directors of Merger Sub at the effective time of the Merger became the directors of the Surviving Corporation. In connection therewith, each of June S. Almenoff, Peter B. Corr, Stephen R. Davis, Wendy L. Dixon, Fredric N. Eshelman and Stephen W. Kaldor voluntarily resigned from Furiex’s board of directors (the “Board”) and all committees of the Board on which such directors served, effective as of the effective time of the Merger. As of July 2, 2014, A. Robert D. Bailey and Kira Schwartz each assumed the role of director of the Surviving Corporation and the number of directors on the Board was set at two.

SCHEDULE 13D

CUSIP No. 36106P101	Page 6 of 10

Also in connection with the Merger, the officers of Merger Sub at the effective time of the Merger became the officers of the Surviving Corporation. In connection therewith, each of June S. Almenoff, Paul S. Covington, Gail F. McIntyre, Sailash I. Patel and Donald R. Reynolds voluntarily resigned as officers of the Company, effective as of the effective time of the Merger. As of July 2, 2014, A. Robert D. Bailey assumed the role of President of the Surviving Corporation, Ralph Kleinman assumed the role of Vice President of the Surviving Corporation, Rita Weinberger assumed the role of Treasurer of the Surviving Corporation and Kira Schwartz assumed the role of Secretary of the Surviving Corporation.

Pursuant to the Merger Agreement, at the effective time of the Merger, Furiex’s certificate of incorporation and bylaws, as in effect immediately prior to the effective time of the Merger, were amended and restated in their entirety. The amended and restated certificate of incorporation of Furiex is attached hereto as Exhibit 5 and is incorporated herein by reference. The amended and restated bylaws of Furiex are attached hereto as Exhibit 6 and are incorporated herein by reference.

Due to the consummation of the Merger, the Reporting Persons intend to integrate the operations of Furiex into the operations of the Reporting Persons generally.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.”

The first sentence under the heading “Contingent Value Rights Agreement” in subsection (a)-(b)-(c)-(d)-(e)-(f)-(g) of Item 4 of the Original 13D is amended and restated to read in its entirety as follows:

“On July 2, 2014, in connection with the consummation of the Merger, Forest entered into the Contingent Value Rights Agreement (the “CVR Agreement”) with American Stock Transfer & Trust Company, LLC, as rights agent, attached hereto as Exhibit 3, governing the terms of the CVR Consideration.”

The text under the heading “Revenue Rights Purchase Agreement” in subsection (a)-(b)-(c)-(d)-(e)-(f)-(g) of Item 4 of the Original 13D is amended and restated to read in its entirety as follows:

“On April 27, 2014, Forest entered into a Revenue Rights Purchase Agreement (the “RRP Agreement”) with RPI Finance Trust, a Delaware statutory trust (“RPI”). On July 2, 2014, upon consummation of the Merger and in accordance with the terms of the RRP Agreement, RPI paid Forest approximately $409 million in cash in exchange for the right to receive future payments under certain of Furiex’s and its subsidiaries’ existing pharmaceutical partnering agreements (the “Royalty Sale”).

In connection with the Royalty Sale, and pursuant to the terms of the RRP Agreement, Furiex and each of its wholly owned subsidiaries entered into a Joinder to Revenue Rights Purchase Agreement, dated as of July 2, 2014 (the “Joinder Agreement”). Pursuant to the Joinder Agreement, each of Furiex and its subsidiaries has agreed to be bound by all of the terms and conditions of the RRP Agreement, including, without limitation, all provisions therein imposing an obligation on any of Furiex or its subsidiaries to sell, assign, transfer or convey the revenue rights sold to RPI in connection with the Royalty Sale.

The revenue streams RPI acquired included Furiex’s or its subsidiaries’ right to receive royalties on worldwide net sales and potential future milestone payments from Takeda Pharmaceutical Company Limited and Takeda San Diego, Inc., for alogliptin and SYR-472 (trelagliptin), and alogliptin or trelagliptin combination products. RPI also acquired Furiex’s or its subsidiaries’ rights to receive royalties, and potential future launch-based and sales-based milestones for Priligy® (dapoxetine) in Europe, Asia-Pacific and Latin America under Furiex’s or its subsidiaries’ current agreements with Berlin-Chemie AG (Menarini Group) and Xiamen Fuman Pharmaceuticals Co., Ltd.”

SCHEDULE 13D

CUSIP No. 36106P101	Page 7 of 10

Subsections (h)–(j) of Item 4 of the Original Schedule 13D are amended and restated to read in their entirety as follows:

“(h) On July 2, 2014, in connection with the Merger, Furiex notified the NASDAQ Global Select Market (“NASDAQ”) of the consummation of the Merger and requested that trading of the Shares on NASDAQ be suspended prior to the opening of trading on July 2, 2014. In addition, Furiex requested that NASDAQ file with the United States Securities and Exchange Commission (the “SEC”) an application on Form 25 to delist the Shares from NASDAQ and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of Shares on NASDAQ was suspended prior to the opening of trading on July 2, 2014. Furiex intends to file with the SEC a Form 15 requesting that Furiex’s reporting obligations under Section 13 and Section 15(d) of the Exchange Act be suspended.

(i) Due to the consummation of the Merger, the Shares have become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Except as set forth in this Schedule 13D, the Merger Agreement, the Voting Agreement and the CVR Agreement, the Reporting Persons do not have, and to the best of the Reporting Persons’ knowledge, none of the individuals named in Schedule A hereto have, any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The descriptions contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Voting Agreement, the CVR Agreement and the RRP Agreement are qualified in their entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4, respectively, of this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Original 13D is amended and restated to read in its entirety as follows:

“(a)–(b) As a result of the consummation of the Merger, Forest directly owns, and Actavis and Holdco indirectly own, 1,000 shares of the Surviving Corporation, which represents 100% of the outstanding shares of the Surviving Corporation. Except as set forth in this Item 5(a), neither of the Reporting Persons, and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns, or has any voting power or dispositive power with respect to, any Shares. The information set forth in Item 2 is incorporated by reference into this Item 5(a) and Item 5(b).”

Item 7.	Materials to be Filed

The reference to Exhibit 3 in Item 7 of the Original 13D is amended and restated to read in its entirety as follows:

“3	Contingent Value Rights Agreement, dated as of July 2, 2014, by and between Forest Laboratories, LLC and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Forest Laboratories, LLC on July 3, 2014).”

The following exhibit references are added to Item 7 of the Original Schedule 13D to read in their entirety as follows:

“5	Second Amended and Restated Certificate of Incorporation of Furiex Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Furiex Pharmaceuticals, Inc. on July 3, 2014).

6	Second Amended and Restated Bylaws of Furiex Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Furiex Pharmaceuticals, Inc. on July 3, 2014).

7	Joint Filing Agreement, dated as of July 8, 2014, between Forest Laboratories, LLC and Actavis plc.”

SCHEDULE 13D

CUSIP No. 36106P101	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2014

Forest Laboratories, LLC

By:	/S/ A. ROBERT D. BAILEY
Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

Actavis plc

By:	/S/ A. ROBERT D. BAILEY
Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

SCHEDULE 13D

CUSIP No. 36106P101	Page 9 of 10

SCHEDULE A

Directors and Executive Officers of Forest Laboratories, LLC:

The name and present principal occupation or employment of each executive officer of Forest are as set forth below. Forest is managed by its sole member, Holdco. Unless otherwise indicated, each occupation set forth opposite an individual’s name corresponds to the individual’s title with both Forest and Actavis. The business address of each of the below individuals is 1 Grand Canal Square, Docklands Dublin 2, Ireland, and the current telephone number is (862) 261-7000. All executive officers set forth below are United States citizens.

Name	Present Principal Occupation or Employment

R. Todd Joyce	President (Forest); Chief Financial Officer (Actavis)

Robert Stewart	Chief Operating Officer

William Meury	Executive Vice President Commercial, North American Brands

David Buchen	Executive Vice President Commercial, North American Generics and International

A. Robert D. Bailey	Chief Legal Officer and Corporate Secretary

Charles Mayr	Chief Communications Officer

James D’Arecca	Vice President, Chief Accounting Officer (Forest); Chief Accounting Officer (Actavis)

Karen Ling	Chief Human Resources Officer

Albert Paonessa III	President, Anda, Inc.

Chetna Thanawala	Vice President, Tax

Stephen Kaufhold	Senior Vice President, Treasurer

Sheldon V. Hirt	Senior Vice President, Legal Affairs and Assistant General Counsel, Assistant Secretary

Sigurd Kirk	Senior Vice President, Corporate Business Development

Directors and Executive Officers of Actavis plc:

The name and present principal occupation or employment of each director and executive officer of Actavis are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name corresponds to the individual’s title with Actavis. The business address of each of the below individuals is 1 Grand Canal Square, Docklands Dublin 2, Ireland, and the current telephone number is (862) 261-7000. Except for John A. King, who is a citizen of Ireland and the United Kingdom, Jiri Michal, who is a citizen of Czech Republic, and Patrick J. O’Sullivan, who is a citizen of Ireland, all directors and executive officers set forth below are United States citizens.

SCHEDULE 13D

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Name	Present Principal Occupation or Employment

Directors

James H. Bloem	Director

Christopher W. Bodine	Director

Tamar D. Howson	Corporate Business Development and Strategy Consultant

John A. King	Director

Catherine M. Klema	President, Nettleton Advisors LLC

Jiri Michal	Director

Patrick J. O’Sullivan	Director

Ronald R. Taylor	President, Tamarack Bay, LLC

Andrew L. Turner	Manager of Trinity Health Systems

Fred G. Weiss	Managing Director, FGW Associates

Christopher J. Coughlin	Director

Nesli Basgoz	Associate Chief for Clinical Affairs, Division of Infectious Diseases, Massachusetts General Hospital

Executive Officers

Paul M. Bisaro	Director and Executive Chairman of Actavis and its subsidiaries

Brenton L. Saunders	Director, Chief Executive Officer and President

Robert Stewart	Chief Operating Officer

William Meury	Executive Vice President Commercial, North American Brands

David Buchen	Executive Vice President Commercial, North American Generics and International

R. Todd Joyce	Chief Financial Officer

A. Robert D. Bailey	Chief Legal Officer and Corporate Secretary

Charles Mayr	Chief Communications Officer

James D’Arecca	Chief Accounting Officer

Karen Ling	Chief Human Resources Officer